EXHIBIT 12.1

Jarden Corporation

Ratio of Earnings to Fixed Charges Calculation (A)

	For the Years Ended December 31,
(in millions)	2010	2009	2008		2007	2006
Earnings Before Fixed Charges:
Net income (loss)	$106.7	$128.7	$(58.9)		$28.1	$106.0
Add: Income tax provision	122.8	110.5	26.3		38.5	82.0
Less/add: Equity (income) loss of minority-owned companies	(1.3)	0.1	0.1		0.2	—
Add: Amortization of capitalized interest	0.1	0.2	0.2		0.1	—
Add: Fixed charges	209.9	176.6	206.3		173.9	130.8

Total earnings available for fixed charges	$438.2	$416.1	$174.0		$240.8	$318.8

Fixed Charges:
Interest expense	$177.8	$147.3	$178.7		$149.7	$112.6
Interest component of rental expense	32.0	29.3	27.6		24.0	17.7

Total fixed charges before capitalized interest	209.8	176.6	206.3		173.7	130.3
Capitalized interest	0.1	—	—		0.2	0.5

Total Fixed Charges	$209.9	$176.6	$206.3		$173.9	$130.8

Ratio of Earnings to Fixed Charges	2.1	2.4	(B	)	1.4	2.4

(A)	–	This Exhibit is provided as required by Item 503(d) of Regulation S-K solely because the Company has outstanding debt securities registered under the Securities Act of 1933, as amended. Neither the Company’s registered debt securities nor its senior secured credit facility contains a ratio of earnings-to-fixed-charges covenant.

(B)	–	Due to the loss in 2008, additional net income of $32.3 is required to achieve a ratio of 1:1.